SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934

COLES GROUP LIMITED
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

 Q26203390
(CUSIP Number)

Macquarie Bank Limited
Level 7, No. 1 Martin Place
 Sydney, New South Wales 2000
Australia
Telephone: 61-2-8232-9799

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

 Copy to:

Richard Hall, Esq.
 Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

April 23, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Q26203390
1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Macquarie Bank Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ X ] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 8,061,483
	8	Shared Voting Power 144,581,288
	9	Sole Dispositive Power 8,061,483
	10	Shared Dispositive Power NONE
11	Aggregate Amount Beneficially Owned by Each Reporting Person 152,642,771
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	□
13	Percent of Class Represented by Amount in Row (11) 12.74%
14	Type of Reporting Person (See Instructions) CO

Item 1.    Security and Issuer.

            This Schedule 13D relates to the Ordinary Shares (the “Shares”) of Coles Group Limited, a corporation organized under the laws of Australia (the “Company”). The address of the Company’s principal executive office is 800 Toorak Road, Tooronga, Victoria 3164, Australia.

Item 2.    Identity and Background.

            This Schedule 13D is being filed by Macquarie Bank Limited (“Macquarie”), a corporation organized under the laws of Australia (the “Reporting Person”). Macquarie’s primary business is the provision of various banking and financial services. The address of the principal business and principal office of Macquarie is Level 7, No. 1 Martin Place, Sydney, New South Wales 2000, Australia.

            The name, citizenship, business addresses and principal occupation of each of the executive officers and directors of the Reporting Person are set forth on Exhibit 1, which is incorporated herein by reference.

            During the last five years, neither the Reporting Person nor any person listed on Exhibit 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

            The Shares purchased by the Reporting Person were purchased in the ordinary course of business over time in Australia at then-prevailing market prices. The source of funds for the purchase of the Shares by the Reporting Person was funds managed by the Reporting Person and its affiliates.

            With respect to the proposed acquisition described in Item 4, the source and amount of funds or other consideration necessary to consummate such acquisition with respect to the Reporting Person are yet to be determined.

Item 4.    Purpose of Transaction.

            On April 2, 2007, ConsortiumCo Pty Limited (“ConsortiumCo”), a subsidiary of Wesfarmers Limited (“Wesfarmers”), entered into a Share Sale Deed and a Conditional Share Sale Deed with Premier Investments Limited (“Premier”) for the purchase of Shares then owned by Premier. Under the Share Sale Deed, ConsortiumCo agreed to purchase 34,055,000 Shares from Premier at the price of A$16.47 per Share. A copy of the Share Sale Deed is attached hereto as Exhibit 2. Under the Conditional Share Sale Deed, ConsortiumCo agreed to purchase 35,445,000 Shares from Premier at the price of A$16.47 per Share. A copy of the Conditional Share Sale Deed is attached hereto as Exhibit 3. The purchase of the Shares by ConsortiumCo under the Share Sale Deed and the Conditional Share Sale Deed was subject to certain post-

closing adjustments, options to repurchase by Premier (as described below) and, in the case of the Conditional Share Sale Deed, to certain conditions precedent. The sale and purchase of the Shares under the Share Sale Deed and Conditional Share Sale Deed were consummated on April 23, 2007.

            Under the Share Sale Deed and the Conditional Share Sale Deed, ConsortiumCo granted Premier the option, for a period of 15 months from the date of such agreements, to repurchase the Shares sold by Premier to ConsortiumCo under such agreements if (i) the Company lodges with the Australian Securities and Investments Commission (“ASIC”) an information memorandum for a scheme of arrangement that, if approved and implemented, would result in ConsortiumCo or an entity associated therewith acquiring all of the Shares at a price above A$16.47 per Share, (ii) ConsortiumCo or an entity associated therewith announces to the Australian Securities Exchange a revised acquisition proposal for the entire issued capital of the Company that raises the offer price per Share to above A$16.47 (or above a previously revised offer price), (iii) a third party makes a takeover bid for the Company, or the Company lodges with ASIC an information memorandum for a scheme of arrangement resulting in a third party acquiring all of the Shares, and such takeover bid becomes unconditional or such scheme of arrangement becomes effective or (iv) ConsortiumCo or an entity associated therewith makes a takeover bid for the Company at a price above A$16.47 per Share and such takeover bid becomes unconditional. In each case, Premier may exercise its option to repurchase any or all of the Shares sold to ConsortiumCo under the Share Sale Deed and the Conditional Share Sale Deed at the option exercise price of A$16.47 per Share, subject to adjustments under certain circumstances. If Premier elects to exercise such repurchase option as a result of any of the transactions described in clauses (i) through (iii) above, ConsortiumCo may, in lieu of reselling the Shares to Premier, cancel such repurchase option by paying Premier a cancellation fee calculated based on the difference per Share between A$16.47 and the final offer price per Share that ConsortiumCo, any entity affiliated therewith or any other third party offered to purchase Shares under the applicable transaction described in clauses (i) through (iii) above.

            On April 3, 2007, Macquarie, along with Wesfarmers and funds advised by Pacific Equity Partners and Permira Advisers (together, the “Consortium Partners”), publicly announced a proposal to acquire the entire issued capital of the Company at a price of A$16.47 cash per Share, excluding dividend. The consideration may be paid either entirely in cash or a mixture of cash and newly-issued shares of Wesfarmers constituting approximately 25% of the total value of the Shares to be acquired under the proposal. If the proposed acquisition is successful, it is anticipated that Macquarie and the Consortium Partners will restructure the Company to result in Macquarie and the Consortium Partners owning the Company’s food, liquor and general merchandise businesses, with Macquarie owning a minority interest in such businesses. A copy of Wesfarmers’ press release (the “Press Release”) announcing the proposal is attached as Exhibit 4.

            On April 5, 2007, TW Hedley (Investments) Pty Ltd and Hedley Shares Unit Trust (together, the “Hedley Entities”) each executed and delivered to ConsortiumCo a power of attorney (collectively, the “Hedley Powers of Attorney”) giving ConsortiumCo the power to exercise all the voting power attached to the 17,863,339 Shares owned by the Hedley Entities in favor of the acquisition proposal described above. The Hedley Entities agreed to keep the Hedley Powers of Attorney in effect, and not to dispose any of the Shares owned by them, until the earlier of (i) 12 months from the date of the Hedley Powers of Attorney and (ii) two months after the expiration or withdrawal of any acquisition proposal by Wesfarmers for the shares of the Company. In consideration for the Hedley Powers of Attorney, each of the Hedley Entities received A$1.00 from ConsortiumCo. A copy of the power of attorney executed by TW Hedley (Investments) Pty Ltd is attached as Exhibit 5, and a copy of the power of attorney executed by Hedley Shares Unit Trust is attached as Exhibit 6.

            No assurance can be given that any definitive agreement will be entered into in connection with the proposed acquisition described above or that the proposed acquisition will be consummated.

            The information set forth in this Item 4 is qualified by reference to the Share Sale Deed, the Conditional Share Sale Deed, the Press Release and the Hedley Powers of Attorney, which are incorporated herein by reference.

            The transactions described above could result in one or more of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, including (if the proposed acquisition is consummated) the acquisition or disposition of additional securities of the Company, a takeover bid or scheme of arrangement with respect to the Company, material changes to the capitalization, business or corporate structure of the Company, the termination of the listing of the Shares on any stock exchange, the termination of the registration of the Shares under the Act and changes in the composition of the Company’s board of directors.

            Other than as set forth herein or in the Share Sale Deed, the Conditional Share Sale Deed, the Press Release and the Hedley Powers of Attorney, the Reporting Person currently has no plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (a) its business and liquidity objectives, (b) the Company’s financial condition, business, operations, competitive position, prospects and/or share price, (c) industry, economic and/or securities markets conditions, (d) alternative investment opportunities, and (e) other relevant factors. Without limiting the generality of the preceding sentence, the Reporting Person reserves the right (in each case, subject to any applicable restrictions under law or contract) to at any time or from time to time (i) purchase or otherwise acquire additional Shares or other securities of the Company, or instruments convertible into or exercisable for any such securities (collectively, “Company Securities”), in the open market, in privately negotiated transactions, by takeover bid or otherwise, (ii) sell, transfer or otherwise dispose of Company Securities in public or private transactions, (iii) cause Company Securities to be distributed in kind to its investors, (iv) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Company Securities, and/or (v) encourage (including, without limitation, through communications with directors, management, and existing or prospective security holders, investors or lenders, of the Company, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Company to consider or explore (A) sales or acquisitions of assets or businesses or other extraordinary corporate transactions, such as a takeover bid or scheme of arrangement (including transactions in which the Reporting Person and/or its affiliates may be proposed as acquirors), or (B) other changes to the Company’s business or structure.

Item 5.    Interest in Securities of the Issuer.

            (a)-(b)  The Reporting Person is the indirect beneficial owner of 8,061,483 Shares (including 441,309 Shares beneficially owned in derivative form) (based on sole voting power and sole dispositive power), which constitute approximately 0.67% of the Company’s outstanding Shares based on an aggregate of 1,198,250,655 Shares outstanding as of April 2, 2007.

            In addition, by virtue of the relationships and as a result of the matters described in the other Items of this statement, the Reporting Person is deemed to constitute a “group” (within the meaning of Rule 13d-5(b) under the Act) with the Consortium Partners and certain of their respective affiliates. The group is deemed to beneficially own Shares that may be beneficially owned by any such persons within the group, including 144,581,288 Shares that are beneficially owned by Wesfarmers and certain of its affiliates (as reflected in Wesfarmers’ filings with the Australian Securities Exchange). Therefore, the Reporting Person is deemed to be the beneficial owner of the 144,581,288 Shares owned by Wesfarmers and certain of its affiliates. Taking the Wesfarmers Shares into account, the Reporting Person is the beneficial owner of 152,642,771 Shares, which constitute approximately 12.74% of the outstanding Shares. Except as referred to in this statement, the Reporting Person currently does not have actual knowledge of beneficial ownership of Shares by any of the Consortium Partners and the Reporting Person has no pecuniary interest with respect to such Shares.

            (c)  Exhibit 7 sets forth the transactions with respect to the Shares during the sixty days prior to the date of this statement on Schedule 13D by the Reporting Person.

            (d)-(e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            The responses to Items 2, 3, 4 and 5 of this statement, and the Share Sale Deed, Conditional Share Sale Deed, Press Release and Hedley Powers of Attorney, are incorporated herein by reference.

            Except for the arrangements described in the responses to Items 2, 3, 4 and 5 of this statement and in the Share Sale Deed, Conditional Share Sale Deed, Press Release and Hedley Powers of Attorney, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement and between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to Be Filed as Exhibits.

Exhibit 1	Executive Officers and Directors of Macquarie Bank Limited
Exhibit 2	Share Sale Deed, dated April 2, 2007, between ConsortiumCo Pty Limited and Premier Investments Limited
Exhibit 3	Conditional Share Sale Deed, dated April 2, 2007, between ConsortiumCo Pty Limited and Premier Investments Limited
Exhibit 4	Press Release of Wesfarmers Limited, dated April 3, 2007
Exhibit 5	Power of Attorney, dated April 5, 2007, from TW Hedley (Investments) Pty Ltd to ConsortiumCo Pty Limited
Exhibit 6	Power of Attorney, dated April 5, 2007, from Hedley Shares Unit Trust (Trustee TWH (Qld) Pty Ltd) to ConsortiumCo Pty Limited
Exhibit 7	Transactions in the Shares of Coles Group Limited by Macquarie Bank Limited and its Affiliates

SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2007
MACQUARIE BANK LIMITED,

	By:	/s/ Robin Bishop

Name: Robin Bishop
Title: Executive Director

By:	/s/ Tim Joyce

Name: Tim Joyce
Title: Senior Manager

INDEX OF EXHIBITS

Exhibit Number	Title	Page Number in Sequentially Numbered Statement

1	Executive Officers and Directors of Macquarie Bank Limited	10

2	Share Sale Deed, dated April 2, 2007, between ConsortiumCo Pty Limited and Premier Investments Limited	14

3	Conditional Share Sale Deed, dated April 2, 2007, between ConsortiumCo Pty Limited and Premier Investments Limited	35

4	Press Release of Wesfarmers Limited, dated April 3, 2007	58

5	Power of Attorney, dated April 5, 2007, from TW Hedley (Investments) Pty Ltd to ConsortiumCo Pty Limited	62

6	Power of Attorney, dated April 5, 2007, from Hedley Shares Unit Trust (Trustee TWH (Qld) Pty Ltd) to ConsortiumCo Pty Limited	65

7	Transactions in the Shares of Coles Group Limited by Macquarie Bank Limited and its Affiliates	68